Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2014 Results

SHANGHAI, March 12, 2015 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                 Total shipments were 952.7 megawatts (“MW”), increases of +43.2% y/y and +21.3% sequentially

•                 Shipments of modules and module tolling were 879.6 MW, increases of +142.1% y/y and +26.8% sequentially

•                 Shipments of cells and cell tolling were 73.1 MW, decreases of 75.8% y/y and 20.5% sequentially

•                 Net revenue was RMB 3.6 billion ($576.4 million), an increase of +65.3% y/y and +18.4% sequentially

•                 Gross margin was 15.5%, remained unchanged y/y and an increase of 50 basis points sequentially

•                 Operating profit was RMB 222.4 million ($35.8 million), compared to RMB 58.9 million ($9.5 million) in the fourth quarter of 2013, and RMB 189.6 million ($30.6 million) in the third quarter of 2014

•                 Net income was RMB 166.1 million ($26.8 million), compared to RMB 139.5 million ($22.5 million) in the fourth quarter of 2013, and RMB 155.4 million ($25.0 million) in the third quarter of 2014

•                 Earnings per diluted ADS were RMB 2.55 ($0.41), compared to RMB 1.92 ($0.31) in the fourth quarter of 2013, and remained unchanged from the third quarter of 2014

•                 Cash and cash equivalents were RMB 2.2 billion ($347.3 million), an increase of RMB 439.7million ($70.9 million) during the quarter

•                 Operating cash flow was positive RMB 158.5 million ($25.5 million), compared to negative RMB 184.1 million ($30.0 million) in the third quarter of 2014

•                 Non-GAAP earnings1 per diluted ADS were RMB 1.74 ($0.28), compared to RMB 0.94 ($0.15) in the fourth quarter of 2013, and RMB 1.30 ($0.21) in the third quarter of 2014

1 JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Fiscal Year 2014 Highlights

•                 Shipments grew to approximately 3.1 gigawatts (“GW”), consisting of 2,406.8 MW of modules and module tolling and 651.1 MW of cells and cell tolling, an increase of 47.6% from 2.1 GW in fiscal year 2013

•                 Net revenue was RMB 11.3 billion ($1.8 billion), compared to net revenue of RMB 7.2 billion ($1.2 billion) in fiscal year 2013

•                 Gross margin was 15.6%, compared to 10.6% in fiscal year 2013

•                 Operating profit was RMB 662.5 million ($106.8 million), compared to an operating loss of RMB 91.3  million ($14.7 million) in fiscal year 2013

•                 Net income was RMB 446.7 million ($72.0 million), compared to a net loss of RMB 426.5 million ($68.7 million) in fiscal year 2013

•                 Earnings per diluted ADS was RMB 6.88 ($1.11), compared to a loss per diluted ADS of RMB 11.76 ($1.89) in fiscal year 2013

•                 Cash and cash equivalents at the end of the fiscal year were RMB 2.2 billion ($347.3 million), compared with RMB 2.1 billion ($341.6 million) at the end of fiscal year 2013

•                 Operating cash flow was positive RMB 526.2 million ($84.8 million), compared to operating cash flow of positive RMB 1.5 billion ($236.1 million) in fiscal year 2013

•                 Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB 349.8 million ($56.4 million), compared to a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 378.2 million ($61.0 million) in fiscal year 2013

•                 Non-GAAP earnings per diluted ADS in fiscal year 2014 was RMB 5.45 ($0.88), compared to a non-GAAP loss per diluted ADS of RMB 9.39 ($1.51) in fiscal year 2013

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “Our results in Q4 confirm the visibility we had coming into the quarter.  Demand in the China market was as strong as expected, as developers and utilities rushed to meet aggressive government-directed goals for the year.  We started the quarter with all of our capacity booked, and demonstrated excellent manufacturing execution to fill orders, resulting in a shipment growth of 43% year-over-year and 21% sequentially.  We executed at the margin level too, with product and geographic mix drive sequentially higher gross margin.  Filling capacity as we grow enabled us to show steady bottom line improvement.  We grew non-GAAP earnings per ADS by 34% sequentially and 85% year over year.

“These strong results capped a year of achievement for JA, in which we solidified our position as a leader within the top tier of solar equipment producers.  We expect our revenue growth rate of 57% to be among the highest in the industry.  Our strategic decision to shift our product mix to more profitable modules and better geographies paid off, with gross profit more than doubling as our gross margin expanded by 500 basis points.  We continued to invest heavily in R&D, increasing this expense by 58%, but held other operating expenses under control, resulting in solid operating and net margins.  Our intention in 2015 is to sustain this track record of rapid growth and high profitability.

“With profitability restored and our intended mix shift to modules complete, our focus now turns to important initiatives that will drive the next leg of growth.  In particular, we are enthusiastic about expanding sales into new, underpenetrated geographies such as North America, South America, and India.  We expect to sustain our technology leadership with record new efficiencies in our Recium and Percium cells.  And we intend to accelerate our downstream project development segment by more than doubling our planned installations this year.

“We are optimistic and confident about the future for JA Solar.  We have established our industry leadership in many ways, whether it be the talent and hard work of our employees, or the strength of our customer relationships.  We expect our leadership position to drive outstanding results in the year ahead, creating success for our customers, shareholders, and employees.”

Fourth Quarter 2014 Financial Results

All shipment and financial figures refer to the quarter ended December 31, 2014, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended December 31, 2013.  All “sequential” comparisons are against the quarter ended September 30, 2014.

Total shipments were 952.7 MW, above the high end of the previously announced guidance of 850 to 900 MW. Shipments grew 21.3% sequentially and 43.2% year over year.

Shipment breakdown by product (MW)

	2013Q4	2014Q3	2014Q4	QoQ%	YoY%
Modules and module tolling	363.3	693.5	879.6	26.8%	142.1%
Cells and cell tolling	302.2	91.9	73.1	-20.5%	-75.8%
Total	665.5	785.4	952.7	21.3%	43.2%

Shipment breakdown by region (percentage)

	2013Q4	2014Q3	2014Q4	QoQ(pp)		YoY(pp)
China	53.2%	34.8%	41.0%	6.2	pp	-12.2	pp
APAC ex-China	31.7%	46.4%	37.3%	-9.1	pp	5.6	pp
Europe	8.5%	9.2%	12.8%	3.6	pp	4.3	pp
Americas	5.9%	4.7%	4.4%	-0.3	pp	-1.5	pp
Others	0.7%	4.9%	4.5%	-0.4	pp	3.8	pp

Net revenue was RMB 3.6 billion ($576.4 million), an increase of 65.3% y/y and 18.4% sequentially.  Growth was driven by exceptional strength in China, and also benefited from solid sequential and year over year growth in Europe and North America.  Revenue growth exceeded shipment growth as our mix shifted to over 90% modules, which command a higher price point and better margins than cells.

Gross profit of RMB 553.9 million ($89.3 million) increased 65.4% y/y and 21.9% sequentially.  Gross margin was 15.5%, which compares to 15.5% in the year-ago quarter, and 15.0% in the third quarter of 2014. The sequential gross margin increase was driven by the continued shift in mix to modules.

Total operating expenses of RMB 331.5 million ($53.4 million) were 9.3% of revenue.  This compares to operating expenses of 12.8% of revenue in the year-ago quarter, and 8.8% of revenue in the third quarter of 2014. The sequential increase in operating expense was primarily due to a provision against a prepayment of RMB 63.3 million ($10.2 million) to one of our suppliers.

Operating profit was RMB 222.4 million ($35.8 million), compared to RMB 58.9 million ($9.5 million) in the year-ago quarter, and RMB 189.6 million ($30.6 million) in the third quarter of 2014.  Operating margin was 6.2%, compared with 2.7% in the prior year period and 6.3% in the previous quarter.

Interest expense was RMB 61.5 million ($9.9 million), compared to RMB 50.7 million ($8.2 million) in the year-ago quarter, and RMB 56.7 million ($9.1 million) in the third quarter of 2014.

The change in fair value of warrant derivatives was positive RMB 48.7 million ($7.8 million), compared with positive RMB 75.3 million ($12.1 million) in the third quarter of 2014, and positive RMB 87.3 million ($14.1 million) in the year-ago quarter. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering.  The positive change in fair value, which was a non-cash gain, was mainly due to the decrease in the Company’s stock price during the quarter.

Earnings per diluted ADS were RMB 2.55 ($0.41), compared to earnings per diluted ADS of RMB 1.92 ($0.31) in the year-ago quarter, and earnings per diluted ADS of RMB 2.55 ($0.41) in the third quarter of 2014.

Operating cash flow was RMB 158.5 million ($25.5 million)

Fiscal Year 2014 Results

Fiscal year 2014 shipments were 3.1 GW, an increase of 47.6% from 2.1 GW in fiscal year 2013.

Shipment breakdown by product (MW)

	2013	2014	YoY%
Modules and module tolling	1,173.7	2,406.8	105.1%
Cells and cell tolling	898.3	651.1	-27.4%
Total	2,072.0	3,057.9	47.6%

Shipment breakdown by region (percentage)

	2013	2014	YoY%
China	43.2%	33.0%	-10.2	pp
APAC ex-China	33.6%	45.0%	11.4	pp
Europe	15.1%	12.6%	-2.6	pp
Americas	6.4%	5.9%	-0.5	pp
Others	1.7%	3.5%	1.8	pp

Net revenue in fiscal year 2014 was RMB 11.3 billion ($1.8 billion), an increase of 57.3% from RMB 7.2 billion ($1.2 billion) in fiscal year 2013.

Total gross profit in fiscal year 2014 was RMB 1.8 billion ($283.1 million), or 15.6% of net revenue, compared with RMB 762.3 million ($122.9 million), or 10.6% of net revenue, in fiscal year 2013.

Operating profit in fiscal year 2014 was RMB 662.5 million ($106.8 million), compared with operating loss of RMB 91.3 million ($14.7 million) in fiscal year 2013. In fiscal year 2014, net earnings per diluted ADS was RMB 6.88 ($1.11), compared with net loss per diluted ADS of RMB 11.76 ($1.89) in fiscal year 2013.

In fiscal year 2014, the Company generated positive operating cash flow of RMB 526.2 million ($84.8 million), or RMB 10.84 ($1.75) per diluted ADS.  Cash flow results also reflect the impact of the reclassification of RMB 437.6 million ($70.5 million) from operating cash outflow to investing cash outflow in Q4, due to the Company’s decision to retain and operate certain projects that were originally intended to be sold.

Liquidity

As of December 31, 2014, the Company had cash and cash equivalents of RMB 2.2 billion ($347.3 million), and total working capital of RMB 2.0 billion ($325.6 million).  Total short-term borrowings were RMB 2.3 billion ($366.7 million). Total long-term borrowings were RMB 1.92 billion ($310.2 million), of which RMB 22.0 million ($3.5 million) were due in one year.

Subsequent Events

On January 25, 2015, JA connected to the national grid its 100 MW PV power plant, consisting of two phases of 50MW each, in the city of Dunhuang, Gansu Province, China. The Company funded the project with long-term project financing from the Industrial and Commercial Bank of China. As of the date of this press release, the company received RMB 300 million ($48.4 million) loan for Phase I and has secured an additional RMB 300 million ($48.4 million) for Phase II. The project is now generating revenue from electricity sales.

Business Outlook

For the first quarter of 2015, the Company expects total cell and module shipments to be in the range of 680 MW to 750 MW.  Full year 2015 shipments are expected to be in the range of 3.6 GW to 4.0 GW, including 200 MW to 300 MW of modules shipments to the Company’s downstream projects.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Thursday, March 12, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s fourth quarter and full year 2014 results.

Dial-in details for the live conference call are as follows:

International: +65-6723-9381

U.S.: +1-866-519-4004

Hong Kong:  +852-3018-6771

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:  + 61-2-8199-0299

United States:  +1-855-452-5696

Passcode:  71760156

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was RMB 6.2046 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (10) 6583 7500

Email: gary.dvorchak@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2014
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,163,044	3,021,304	3,576,308	576,396
Cost of sales	(1,828,087)	(2,567,126)	(3,022,444)	(487,130)
Gross profit	334,957	454,178	553,864	89,266
Selling, general and administrative expenses	(245,496)	(225,456)	(292,710)	(47,176)
Research and development expenses	(30,587)	(39,170)	(38,744)	(6,244)
Total operating expenses	(276,083)	(264,626)	(331,454)	(53,420)
Income from operations	58,874	189,552	222,410	35,846
Interest expense	(50,694)	(56,652)	(61,496)	(9,911)
Change in fair value of warrant derivatives	87,259	75,332	48,664	7,843
Other income/(loss), net	4,073	(34,068)	(13,600)	(2,192)
Income before income taxes	99,512	174,164	195,978	31,586
Income tax benefit/(expense)	39,997	(18,749)	(29,853)	(4,811)
Net income	139,509	155,415	166,125	26,775
Less: (loss)/income attributable to noncontrolling interest	(2,875)	2,175	13,043	2,102
Net income attributable to JA Solar Holdings	142,384	153,240	153,082	24,673

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.49	0.51	0.51	0.08
Diluted	0.38	0.51	0.51	0.08

Weighted average number of shares outstanding:
Basic	216,365,357	248,618,157	248,660,195	248,660,195
Diluted	218,404,795	248,984,677	248,885,240	248,885,240

Comprehensive income
Net income	139,509	155,415	166,125	26,775
Foreign currency translation adjustments, net of tax	1,849	5,045	3,119	503
Other comprehensive income	1,849	5,045	3,119	503
Comprehensive income	141,358	160,460	169,244	27,278
Fair value of warrants in excess of net proceeds of equity offering	0	0	0	0
(Loss)/income attributable to noncontrolling interest	(2,875)	2,175	13,043	2,102
Comprehensive income attributable to JA Solar Holdings	144,233	158,285	156,201	25,176

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	142,384	153,240	153,082	24,673
Change in fair value of warrant derivatives	(87,259)	(75,332)	(48,664)	(7,843)
Non-GAAP net income attributable to JA Solar Holdings	55,125	77,908	104,418	16,830

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.19	0.26	0.35	0.06
Diluted	0.19	0.26	0.35	0.06

Non-GAAP weighted average number of shares outstanding:
Basic	216,365,357	248,618,157	248,660,195	248,660,195
Diluted	218,404,795	248,984,677	248,885,240	248,885,240

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 26.0 million (US$4.2 million) from the numerator of basic EPS in the fourth quarter 2014.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2014
	RMB’000	RMB’000	USD’000

Net revenues	7,182,789	11,295,523	1,820,508
Cost of sales	(6,420,500)	(9,539,028)	(1,537,412)
Gross profit	762,289	1,756,495	283,096
Selling, general and administrative expenses	(765,236)	(954,307)	(153,806)
Research and development expenses	(88,306)	(139,683)	(22,513)
Total operating expenses	(853,542)	(1,093,990)	(176,319)
(Loss)/income from operations	(91,253)	662,505	106,777
Interest expense	(285,618)	(229,665)	(37,015)
Change in fair value of warrant derivatives	(51,074)	74,015	11,929
Other (loss)/income, net	(13,574)	13,185	2,125
(Loss)/income before income taxes	(441,519)	520,040	83,816
Income tax benefit/(expenses)	15,027	(73,390)	(11,828)
Net (loss)/income	(426,492)	446,650	71,988
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0
Less: income attributable to noncontrolling interest	2,788	22,879	3,687
Net (loss)/income attributable to JA Solar Holdings	(473,676)	423,771	68,301

Net (loss)/income per share attributable to ordinary shareholders:
Basic	(2.35)	1.43	0.23
Diluted	(2.35)	1.38	0.22

Weighted average number of shares outstanding:
Basic	201,317,884	242,192,859	242,192,859
Diluted	201,317,884	242,863,084	242,863,084

Comprehensive loss
Net (loss)/income	(426,492)	446,650	71,988
Foreign currency translation adjustments, net of tax	9,507	4,597	741
Other comprehensive income	9,507	4,597	741
Comprehensive (loss)/income	(416,985)	451,247	72,729
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0
Income attributable to noncontrolling interest	2,788	22,879	3,687
Comprehensive (loss)/income attributable to JA Solar Holdings	(464,169)	428,368	69,042

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(473,676)	423,771	68,301
Change in fair value of warrant derivatives	51,074	(74,015)	(11,929)
Fair value of warrants in excess of net proceeds of equity offering	44,396	0	0
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(378,206)	349,756	56,372

Non-GAAP net (loss)/income per share attributable to ordinary shareholders:
Basic	(1.88)	1.14	0.18
Diluted	(1.88)	1.09	0.18

Non-GAAP weighted average number of shares outstanding:
Basic	201,317,884	242,192,859	242,192,859
Diluted	201,317,884	242,863,084	242,863,084

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2013	2014	2014
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,119,740	2,155,009	347,324
Restricted cash	588,413	833,084	134,269
Accounts receivable	1,044,111	2,461,741	396,761
Inventories	1,347,094	1,886,268	304,011
Advances to suppliers	401,472	337,595	54,410
Other current assets	851,203	926,806	149,374
Total current assets	6,352,033	8,600,503	1,386,149
Property and equipment, net	4,158,108	4,166,747	671,558
Project asset	47,746	651,494	105,002
Advances to suppliers	753,913	451,704	72,801
Long-term investment	48,802	13,524	2,180
Other long term assets	521,092	599,806	96,671
Total assets	11,881,694	14,483,778	2,334,361
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,042,432	2,275,533	366,749
Accounts payable	1,882,631	2,770,299	446,491
Advances from customers	202,723	243,959	39,319
Current portion of long term borrowings	936,163	22,000	3,546
Derivative liabilities-warrants	31,106	105,785	17,049
Accrued and other liabilities	945,829	1,162,510	187,364
Total current liabilities	5,040,884	6,580,086	1,060,518
Long-term borrowings	1,554,000	1,902,400	306,611
Derivative liabilities-warrants	154,259	—	—
Other long term liabilities	428,472	534,424	86,133
Total liabilities	7,177,615	9,016,910	1,453,262
Total JA Solar Holdings shareholders’ equity	4,620,262	5,360,172	863,903
Noncontrolling interest	83,817	106,696	17,196
Total shareholders’ equity	4,704,079	5,466,868	881,099
Total liabilities and shareholders’ equity	11,881,694	14,483,778	2,334,361